UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A /A
REGULATION A OFFERING STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ENVIRO-SERV, INC.

(Exact Name of Registrant in its Charter)

Delaware	**5940**	**88-0381258**
(State or other Jurisdiction of Incorporation)	(Primary Standard Industrial Classification Code)	(IRS Employer Identification No.)

8875 Hidden River Parkway
#300
Tampa, FL 33637
(813) 975-7377
(Address and Telephone Number of Registrant's Principal Executive Offices and Principal Place of Business)

National Registered Agents, Inc.
160 Greentree Drive
Suite 101
Dover, DE 19904
(800) 550 6724
(Name, Address and Telephone Number of Agent for Service)

Copies of communications to:
Allen C. Tucci, Esq.
White & Williams
Suite 1800
1650 Market Street
Philadelphia, PA 19103
Tel. No.: (215) 913-2782
Fax No.: (215) 789-7622

This Form 1-A is hereby amended to include the following delaying notification:

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

SIGNATURES

The issuer has duly caused amendment to the offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wesley Chapel, State of Florida, on May 28, 2014.

ENVIRO-SERV, INC.

By:________________________
Name: Christoph A. Trina
Office: President, Chief Executive Officer, and
Chief Financial Officer